Fathom, LLC
A Michigan Limited Liability Company

FINANCIAL STATEMENTS (unaudited) and
INDEPENDENT ACCOUNTANTS' REVIEW REPORT
Years Ended December 31, 2016 and 2015

Fathom, LLC
Financial Statements

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

To the Members & Management
Fathom, LLC.
Grand Rapids, Michigan

We have reviewed the accompanying financial statements of Fathom, LLC (a Michigan limited liability company), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As disclosed in Note 7 of the financial statements, Fathom, LLC. has generated no significant revenue to date, relies on outside sources to fund operations, and has incurred recurring losses. Accordingly, substantial doubt is raised about Fathom, LLC's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

August 29, 2017

Fathom, LLC
Balance Sheets
As of December 31, 2016 and 2015
(unaudited)

	2016	2015
ASSETS		
Current assets:		
Cash	$ 113,576	$ 9,485
Grant award receivable	-	5,000
Total current assets	113,576	14,485
Property, plant and equipment, net	13,346	2,564
TOTAL ASSETS	126,922	17,049
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Current liabilities		
Accounts payable and accrued expenses	1,950	-
Accrued interest - convertible notes	2,616	1,012
Deferred revenue	212,156	-
Convertible notes payable, current	20,000	-
Total current liabilities	236,722	1,012
Convertible notes payable, long term	-	20,000
TOTAL LIABILITIES	236,722	21,012
Commitments & contingencies	-	-
Members' equity (deficit):		
Members' equity, 100,000 units authorized.		
76,000 and 40,000 units issued and outstanding, respectively.	144	104
Accumulated deficit	(109,944)	(4,067)
Total members' deficit	(109,800)	(3,963)
TOTAL LIABILITIES & MEMBERS' EQUITY (DEFICIT)	$ 126,922	$ 17,049

Fathom, LLC
Statements of Operations
For the years ended December 31, 2016 and 2015
(unaudited)

	2016	2015
Sales	$ -	$ -
Cost of sales	-	-
Gross profit	-	-
Operating expenses:		
Professional fees	3,562	-
Officer compensation	24,784	4
Rent and utilities	4,448	547
Finance costs	15,274	-
Development & startup costs	55,612	5,859
General and administrative	9,704	1,645
Total operating expenses	113,384	8,055
Net loss from operations	(113,384)	(8,055)
Other income (expense)		
Interest expense	(1,604)	(1,012)
Grants and other income	9,111	5,000
Total other income (expense)	7,507	3,988
Net Loss	$ (105,877)	$ (4,067)
Loss per unit, basis & diluted	$ (1.39)	$ (0.10)
Weighted average units outstanding - Basic and fully diluted	76,000	40,000

Fathom, LLC
Statement of Members' Equity
For the Period from April 1, 2015 (inception) to December 31, 2016
(unaudited)

	Members' Equity		Accumulated	Total Members'
	Units	Amount	Deficit	Equity
Balance - April 1, 2015 (inception)	-	$ -	$ -	$ -
Units Issued	40,000	4		4
Member Contribution		100		100
Net loss	-		(4,067)	(4,067)
Balance December 31, 2015	**40,000**	**104**	**(4,067)**	**(3,963)**
Units Issued	40,000	40		40
Units returned	(4,000)	(0)		
Net Loss			(105,877)	(105,877)
Balance - December 31, 2016	**76,000**	**$ 144**	**$ (109,944)**	**$ (109,800)**

Fathom, LLC
Statements of Cash Flows
Years Ended December 31, 2016 and 2015
(unaudited)

	2016	2015
Cash flows from operating activities:		
Net loss	$ (105,877)	$ (4,067)
Adjustments to reconcile net loss to net cash used by operating activities:		
Equity-based compensation	$ 40	$ 4
Depreciation & amortization expense	2,335	135
Change in operating assets and liabilities:		
Deferred revenue	212,156	-
Accounts ayable	1,950	-
Accrued interest	1,604	1,012
Other receivables	5,000	(5,000)
Net cash (used) provided by operating activities	117,208	(7,916)
Cash flows from investing activities:		
Purchases of PP&E	(13,117)	(2,699)
Net cash used in investing activities	(13,117)	(2,699)
Cash flows from financing activities:		
Proceeds from notes payable	-	20,000
Proceeds from member contribution	-	100
Net cash provided by financing activities	-	20,100
Net increase in cash	104,091	9,485
Cash at beginning of period	9,485	-
Cash at end of period	$ 113,576	$ 9,485
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

NOTES TO THE FINANCIAL STATEMENTS

Note 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING

Organization

Fathom, LLC ("the Company") is a limited liability company organized under the laws of the State of Michigan in April 2015. The Company is a technology company focused on helping its customers explore their natural curiosity and explore difficult-to-reach underwater environments. The Company leads development, marketing, and sales of its flagship product, the Fathom One underwater modular drone, through online, distributor, and retail relationships.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Risks and Uncertainties

As of December 31, 2016, the Company has not commenced full-scale operations. The Company's activities since inception have primarily consisted of product and business development, and efforts to raise additional capital. Once the Company commences planned full-scale principal operations during fiscal year ending December 31, 2017, it will likely incur significant additional expenses. The Company is dependent on additional capital resources for commencement of its planned operations and is subject to significant risks and uncertainties, including the inability to secure additional funding or failing to generate profitability or positive cash flows from its current business model.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary as of December 31, 2016 or 2015, as there were no receivables as of those dates.

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Property & Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2016 or 2015.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the balance sheets and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> *Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

> The carrying amounts reported in the balance sheets approximate their fair value.

See accountants' review report and accompanying notes to the financial statements.

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Organizational Costs

Organizational costs, including legal fees, are expensed as incurred. Organizational costs charged to operations totaled $nil and $5,859 for 2016 and 2015, respectively.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $55,612 and $nil for the years ended December 31, 2016 and 2015, respectively

Earnings per Unit

Basic earnings per unit is computed using the weighted-average number of units outstanding. The dilutive effect of potential units outstanding is included in diluted net earnings per unit. As of December 31, 2016, and 2015, potentially dilutive units were outstanding under the Company's convertible note agreement, however the effect would be considered anti-dilutive during periods of losses and are not included in the calculation of earnings per unit.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, as applicable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2016 and 2015, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts. As of December 31, 2016, and 2015, the Company had $113,576 and $9,485 in cash equivalents.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements

Advertising Costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2016 and 2015, the Company recognized $1,160 and $256 in advertising, marketing, and promotional costs, respectively.

Shipping & Handling

Fees related to shipping and handling costs of garments are expensed as incurred. Shipping and handling costs recognized during the years ended December 31, 2016 and 2015 totaled $6 and $212, respectively.

Note 2. PROPERTY, PLANT AND EQUIPMENT (NET)

Equipment is recorded at cost and consists of the following at December 31, 2016 and 2015

	2016	2015
Property & Equipment, at cost:	15,816	2,699
Accumulated Depreciation:	(2,470)	(135)
PP&E, net:	13,346	2,564
Depreciation Expense:	2,335	135

Note 3. OTHER RECEIVABLES

During 2015, the Company was awarded a $5,000 award grant from a technology competition. These funds were received in January 2016 and recorded as Grant awards receivable on the balance sheet. During 2016, the Company won two additional award grants from various technology competitions, totaling $9,111 during the year ended December 31, 2016.

Note 4. CONVERTIBLE NOTES PAYABLE

In May 2015, the Company issued a convertible note payable in the principle amount of $20,000. The note matures in July 2017 and bears interest at 8%. In the event that the Company issues and sells any of its Equity Securities to investors that meet the requirements of a Qualified Financing (or doesn't meet a Qualified Financing) or before the date of the repayment in full of this Note resulting in gross proceeds to the Company of at least $750,000 in the aggregate, then the outstanding principal balance and any unpaid accrued interest under this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to the lesser of 80% of the lowest price per unit of membership interest paid by the Investors or the price equal to the quotient of $1,000,000 divided by the aggregate number of outstanding units of the Company's common membership interests as of immediately prior to the initial closing of the Qualified Financing (or Non-Qualified Financing), and otherwise on the same terms and conditions as given to the Investors.

If the Company consummates a Sale of the Company prior to the conversion or full repayment, the outstanding balance shall be converted into units of the Company's common membership interests at a conversion price equal to the quotient of $1,000,000 divided by the aggregate number of outstanding units of the Company's common membership interests as of closing date of such Sale of the Company.

Subsequent to maturity, the note is convertible into common membership interest at the option of the holder (See Note 8).

Convertible notes payable balance is $20,000 as of December 31, 2016 and 2015 and interest accrued on the note as of December 31, 2016 and 2015 totaled $2,616 and $1,012, respectively.

Interest expense recognized during the years ended December 31, 2016 and 2015 totaled $1,604 and $1,012, respectively.

Note 5. MEMBERS' UNITS

As of December 31, 2016, the Company has 100,000 authorized common units, consisting of 40,000 Common Units - Class A and 60,000 Common Units - Class B. Common Units – Class A have voting units, however are entitled to no economic interest and Common Units - Class B are non-voting units, however are entitled to economic interest.

During 2015, the Company issued 40,000 of Common Units – Class A to its founding members, valued at $4 and included in officer compensation.

During 2016, the Company issued 40,000 Common Units – Class B to its founding members, valued at $40 and included in officer compensation. In the same transaction, a holder of the Common Units – Class A returned 4,000 of his outstanding units back to the Company.

Note 6. COMMITMENTS AND CONTINGENCIES

The Company leases its office facilities under a lease agreement. The term of the lease was for the period June 20, 2016 to December 20, 2016. Lease expensed totaled $5,700 and $0 during 2016 and 2015, respectively.

On January 2, 2017, the Company signed a new office lease agreement. The term of the lease is for the period January 13, 2017 to January 13, 2018. Future minimum lease payments are as follows:

Fiscal year ending December 31,
2017: $9,900
2018: $900

During 2016, the Company initiated a Kickstarter campaign for its flagship product, the Fathom One. This resulted in $212,156 of prepaid orders and deposits in from customers, recorded as deferred revenue as of December 31, 2016. The Company expects shipments of its product to take place during Q4 2017.

Note 7. GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $110,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of equity, its ability to commence profitable sales of it's flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 8. SUBSEQUENT EVENTS

On January 2, 2017, the Company signed a new office lease agreement. The term of the lease is for the period January 13, 2017 to January 13, 2018 payable in monthly installments of $900 with the month of January 2017 prorated at $552. See also Note 5.

Effective June 30, 2017, the Company redomiciled from Michigan to Delaware and incorporated, being Fathom, Inc., a Delaware corporation.

The Company's $20,000 convertible note matured on July 8, 2017, and remains due and payable upon demand.

Management has evaluated subsequent events through August 29, 2017, the date these financial statements were available to be issued, and has not identified any events, other than those disclosed above, that would be required for disclosure.

See accountants' review report and accompanying notes to the financial statements.

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